EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement of W&T Offshore, Inc. on Form S-1-MEF to register 1,386,052 of our report dated March 31, 2004 except for the sixth paragraph of Note 6 as to which the date is October 26, 2004 on the consolidated financial statements of W&T Offshore, Inc.; our report dated April 26, 2004 on the statement of revenues and direct operating expenses of certain oil and gas properties acquired from ConocoPhillips; and our report dated June 7, 2004 on the statement of revenues and direct operating expenses of certain oil and gas properties acquired from Burlington Resources, Inc., appearing in the Registration Statement (Form S-1, Registration No. 333-115103) and related Prospectus and to the reference to us under the heading “Experts” in such Prospectus.

/s/ Ernst & Young LLP

New Orleans, Louisiana

January 27, 2005